Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                               December 11, 2019




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                             FT 8417
                FT Equity Allocation ETF Model Portfolio, 1Q '20
                                    (the "Trust")
                         CIK No. 1788106 File No. 333-235248
                _________________________________________________



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. PLEASE DISCLOSE THAT ALL OF THE ETFS THAT THE TRUST INVESTS IN ARE AFFILIATED. ALSO, PLEASE CLEARLY DIFFERENTIATE BETWEEN THE 75% BASKET AND THE 25% BASKET DESCRIBED IN THE "PORTFOLIO" SECTION OF THE PROSPECTUS.

      Response: The prospectus will be revised to more clearly disclose that all of the ETFs in the Trust are affiliated. The ETFs in the 75% basket serve as the core investments of the portfolio and are each broadly diversified across various market capitalizations, styles, sectors and countries. The ETFs in the 25% basket serve as the satellite investments of the portfolio and are each narrowly focused on a sector, country or theme.

      2. PLEASE REPLACE THE PHRASE "A SIGNIFICANT PORTION" WITH THE ACTUAL PERCENTAGE THAT THE TRUST WILL INVEST IN FTC.

      Response: The percentage that the Trust invests in each underlying ETF will be disclosed on the "Schedule of Investments."

Risk Factors
____________

      3.  PLEASE CONSIDER WHETHER BREXIT RISK SHOULD BE DISCLOSED.

      Response: If the final portfolio for the Trust has a significant exposure to European securities, Brexit disclosure will be included.

      4. IF FTC HAS A CONCENTRATION, PLEASE IDENTIFY THE INDUSTRY OR GROUP OF INDUSTRIES AND ADD THE RELATED RISK DISCLOSURE.

      Response: If the final portfolio for the Trust invests a significant portion of its assets in a fund, and that fund has a concentration, appropriate disclosure will be added.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                Very truly yours,

                                                CHAPMAN AND CUTLER LLP


                                            By  /s/ Daniel J. Fallon
                                                _______________________
                                                    Daniel J. Fallon